Exhibit 3(a)
TEXT OF AMENDMENTS TO THE BY-LAWS OF DIGI INTERNATIONAL INC.
     As of April 24, 2007 Sections 6.01, 6.03 and 6.05 of the By-Laws of Digi International Inc. have been amended in their entirety to be and read as follows:
     Section 6.01. Certificated and Uncertificated Shares. Shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Certificates representing shares shall be in such form as shall be prescribed by the Board of Directors, certifying the number of shares owned by the holder. Shares represented by certificates shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman, the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, and the seal of the Corporation, if any, shall be affixed thereto.
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     Section 6.03. Partly Paid Stock. The Corporation may issue the whole or any part of its stock as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each certificate issued to represent any such partly paid stock, or upon the stock ledger in the case of uncertificated shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. The Board of Directors may, from time to time, demand payment in respect of each share of stock not fully paid, of such sum of money as the necessities of the business may, in the judgment of the Board of Directors, require, not exceeding in the whole the balance remaining unpaid on such stock, and such sum so demanded shall be paid to the Corporation at such times and by such installments as the Board of Directors shall direct.
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     Section 6.05. Transfers of Stock. Transfers of stock shall be made on the books of the Corporation only by the record holder of such stock, or such holder’s legal representative or duly authorized attorney-in-fact, and, in the case of stock represented by a certificate, upon surrender of the certificate or the certificates for such stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. No new certificate or certificates shall be issued in exchange for any existing certificate until such certificate shall have been so cancelled, except in cases provided for in Section 6.06.